Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

04 October 2021

Vedanta Limited

Production Release for the Second Quarter and Half Year ended 30th September 2021

Aluminium

	Q2			Q1		H1
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Alumina- Lanjigarh	511	462	11%	482	6%	993	938	6%
Total Aluminium Production	570	473	21%	549	4%	1,118	941	19%
Jharsuguda-I	138	131	6%	137	1%	275	263	5%
Jharsuguda-II	285	200	42%	267	7%	553	399	38%
BALCO-I	67	66	1%	66	1%	133	131	1%
BALCO-II	79	75	6%	78	1%	158	148	7%

Q2 FY22 vs. Previous Quarters

The Lanjigarh refinery produced 511,000 tonnes of alumina in Q2 FY22, 6% higher as compared to Q1 FY22 and 11% higher as compared to Q2 FY21. The Lanjigarh refinery continues to operate at over 2.0 Mtpa production run rate. We continued to receive bauxite from The Odisha Mining Corporation as per the Long-Term Linkage.

The cast metal aluminium production (including trial run) at our smelters in Jharsuguda and BALCO stood at 570,000 tonnes in Q2 FY22, higher 4% as compared to Q1 FY22 and 21% in comparison to Q2 FY21 mainly due to ramp up of pots.

H1 FY22 vs. H1 FY21

Alumina production was 993,000 tonnes in H1 FY22, 6% higher y-o-y and Aluminium production was 1,118,000 tonnes in H1 FY22, 19% higher y-o-y.

Zinc India

	Q2			Q1		H1
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Mined Metal Content	248	238	4%	221	12%	470	440	7%
Integrated Metal	209	237	(12)%	236	(12)%	445	439	2%
Refined Zinc Integrated	162	180	(10)%	188	(14)%	350	338	4%
Refined Lead Integrated[1]	47	57	(18)%	48	(4)%	95	101	(6)%
Silver Integrated (in mn oz)[2]	4.9	6.5	(25)%	5.2	(5)%	10.1	10.3	(2)%

(1)	Excluding captive consumption of 1,977 tonnes in Q2 FY22 vs. 1,786 tonnes in Q2 FY21. and 1,611 tonnes in Q1 FY22.
(2)	Excluding silver captive consumption of 362,000 ounces in Q2 FY22 vs. 327,000 ounces in Q2 FY21 and 287,000 ounces in Q1 FY22.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

Q2 FY22 vs. Previous Quarters

Mined metal production for Q2 FY22 was 248,000 tonnes, up 4% as compared to Q2 FY21 on account of higher ore production at Rampura Agucha, Sindesar khurd & Zawar mines supported by improvement in recovery, which has been partly offset by lower mining grades.

In comparison to Q1 FY22, it is up by 12%, mainly due to higher ore production at Sindesar Khurd and improvement in mining grade & recovery.

Integrated metal production was 209,000 tonnes for Q2 FY22, down 12% as compared to both Q2 FY21 & Q1 FY22 on account of extended shutdown at one of the roasters in Chanderiya Smelter for repairs & overhaul of structural components. Integrated zinc production was 162,000 tonnes, down 10% as compared to Q2 FY21 and down by 14% as compared to Q1 FY22. Integrated lead production was 47,000 tonnes for Q2 FY22, down 18% as compared to Q2 FY21 on account of annual shutdown at Dariba Lead Smelters and down 4% as compared to Q1 FY22.

Integrated saleable silver production was 4.9 moz (152 MT), down 25% as compared to Q2 FY21 in line with lower lead production & depletion of WIP in Q2 FY21 & down 5% as compared to Q1 FY22.

H1 FY22 vs H1 FY21

Overall H1 FY22 MIC production was 470,000 tonnes up 7% YoY in line with higher ore production at Rampura Agucha and Zawar mines and increased recovery, offset by a slight dip in overall mining grades.

H1 FY22 metal production was 445,000 up 2% as compared to H1 FY21 in line with Roaster availability, while silver production was 2% lower y-o-y at 10.1 moz (313 MT).

Zinc - International

	Q2			Q1		H1
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Zinc International	55	51	8%	61	(11)%	116	89	31%
Zinc refined -Skorpion	—	—	—	—	—	—	0.7	—
Mined Metal Content -BMM	16	16	3%	15	9%	31	28	12%
Mined Metal Content -Gamsberg	39	35	10%	46	(17)%	85	60	41%

Q2 FY22 vs. Previous Quarters

Total production for Q2 FY22 was 55,000 tonnes, 8% higher than Q2 FY21 because of higher throughput. Q2 FY22 production was 11% lower compared to Q1 FY22 production due to lower throughput and recoveries.

BMM’s Q2 FY22 production was 3% higher than Q2 FY21 due to 9% higher throughput, offset by lower recoveries and grades. It produced 16,000 tonnes in Q2 FY22 as compared to 15,000 tonnes in Q1 FY22, up 9% due to higher throughput, partially offset by lower grades and recoveries.

Gamsberg’s Q2 FY22 production was 10% higher as compared to Q2 FY21 due to 16% higher throughput. Its production was 39,000 tonnes in Q2 FY22, 17% lower as compared to Q1 FY22 due to lower throughput and lower zinc recovery. Throughput and recoveries were lower in Q2 FY22 mainly due to plant stabilization issues after thickener failure, crusher downtime and mill motor fan failure.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

Skorpion remained under care and maintenance following multiple slope failures and geotechnical instabilities in FY20. Geotechnical modelling and studies continue to look at feasible ways to make the pit safe for mining operations which allows for the extraction of the remainder of the accessible ore.

H1 FY22 vs. H1 FY21

Total production for H1 FY22 was 116,000 tonnes, higher by 31% as compared to H1 FY21 mainly due to higher tonnes treated (2.83 Mnt) in current financial year, and COVID-19 lockdown restrictions which were in place in H1 FY21.

BMM produced 31,000 tonnes in H1 FY22 as compared to 28,000 tonnes in H1 FY21, up 12% due to significantly higher mining and tonnes treated partly offset by lower grades and recoveries.

Gamsberg’s production was 85,000 tonnes in H1 FY22, 41% higher as compared to H1 FY21 mainly due to higher throughput. H1 FY21 production was also impacted by COVID-19 restrictions.

Skorpion production was nil in H1 FY22, 700 tonnes were produced during H1 FY21 as mine remained under care and maintenance.

Oil & Gas

	Q2			Q1		H1
Particulars	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Average Daily Gross Operated Production (boepd)	165,327	165,045	0%	164,899	0%	165,114	161,929	2%
Rajasthan	141,766	132,296	7%	139,798	1%	140,787	130,128	8%
Ravva	14,282	21,610	(34)%	14,662	(3)%	14,471	21,822	(34)%
Cambay	9,279	11,139	(17)%	10,440	(11)%	9,856	9,978	(1)%
Average Daily Working Interest Production (boepd)	106,707	102,216	4%	105,863	1%	106,288	100,382	6%
Rajasthan	99,236	92,607	7%	97,858	1%	98,551	91,090	8%
Ravva	3,213	4,862	(34)%	3,299	(3)%	3,256	4,910	(34)%
Cambay	3,712	4,456	(17)%	4,176	(11)%	3,942	3,991	(1)%
KG-ONN	546	291	88%	530	3%	538	391	38%
Total Oil & Gas (million boe)
Oil & Gas- Gross	15.2	15.2	0%	15.0	1%	30.2	29.6	2%
Oil & Gas- Working Interest	9.8	9.4	4%	9.6	2%	19.5	18.4	6%

Q2 FY22 vs. Previous Quarters

Average gross operated production during Q2 FY22 across our assets was 165,327 barrels of oil equivalent per day (boepd), flat compared to Q2 FY21 and Q1 FY22. The natural field decline has been offset by increase in volume primarily due to gains realized from ramp up of gas sales (post COVID), continued impact of polymer injection in Bhagyam & Aishwariya fields and new infill wells brought online in Mangala field.

Gross production from the Rajasthan block averaged 141,766 boepd for the quarter, 7% up as compared to Q2 FY21 and up 1% as compared to Q1 FY22. The increase was primarily driven by infill wells in Mangala field, ramp up of gas sales and impact of polymer injection at Bhagyam and Aishwariya fields. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 125,274 boepd, 16,312 boepd and 180 boepd respectively.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

Gas production from Raageshwari Deep Gas (RDG) averaged 171.6 million standard cubic feet per day (mmscfd) (equiv. 28.6 kboepd) in Q2 FY22, with gas sales post captive consumption at 139.8 mmscfd (equiv. 23.3 kboepd).

The Ravva block produced at an average rate of 14,282 boepd for Q2 FY22, down 34% as compared to Q2 FY21 and down 3% as compared to Q1 FY22, owing to natural field decline. Previous year production included impact of infill drilling campaign.

The Cambay block produced at an average rate of 9,279 boepd for the Q2 FY22, down 17% as compared to Q2 FY21 and down 11% as compared to Q1 FY22. This was primarily due to natural field decline.

H1 FY22 vs. H1 FY21

Average gross operated production across our assets was at 165,114 boepd in six months ended FY22, 2% up as compared to six months ended FY21. Production from Rajasthan block was at 140,787 boepd, 8% up as compared to the same period in FY21. The natural reservoir decline has been offset by ramp-up of gas production, infill wells in Mangala field and impact of polymer injection in Bhagyam and Aishwariya fields. Production from the offshore assets, was at a combined 24,327 boepd, down 24% as compared to the same period in FY21, owing to natural field decline.

Iron Ore

Particulars (In dmt, or as stated)	Q2			Q1		H1
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Sales
Goa	0.1	0.2	(43)%	0.4	(77)%	0.5	0.7	(36)%
Karnataka	1.2	1.3	(9)%	1.3	(3)%	2.5	1.8	40%
Production of Saleable Ore
Goa	—	—	—	—	—	—	—	—
Karnataka	1.3	1.5	(11)%	1.4	(10)%	2.8	2.4	14%
Production (‘000 tonnes)
Pig Iron	208	186	12%	202	3%	410	295	39%

Q2 FY22 vs. Previous Quarters

There was no production at Goa due to suspension of mining pursuant to the Hon’ble Supreme Court judgment dated 7th February 2018 directing mining operations of all companies in Goa to stop with effect from 16th March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production volume in Q2 FY22 was 1.3 million tonnes, lower by 11% as compared to Q2 FY21 as the plants were not operational at full capacity in this quarter due to scheduled maintenance activity and lower by 10% as compared to Q1 FY22 due to reduction in ore handling because of monsoon.

Pig iron production was at 2,08,000 tonnes in Q2 FY22, higher by 12% as compared to Q2 FY21 and 3% higher as compared to Q1 FY22 due to process improvement steps taken to increase the overall productivity.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

H1 FY22 vs. H1 FY21

At Karnataka, production was higher by 14%. H1 FY21 had an impact of nationwide COVID-19 lockdown.

Pig Iron production was higher by 39% due to better efficiency of furnace operations post relining. One of our furnaces was under shutdown in H1 FY21 due to impact of COVID 19.

Steel

Particulars (In ‘000 tonnes, or as stated)	Q2			Q1		H1
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Finished Production	293	260	13%	289	1%	582	528	10%
Pig Iron	38	74	(48)%	52	(27)%	90	110	(19)%
Billet	59	6	936%	24	146%	84	135	(38)%
TMT Bar	66	66	0%	89	(26)%	155	95	62%
Wire Rod	90	81	11%	92	(2)%	183	140	31%
Ductile Iron Pipes	40	34	17%	31	29%	72	47	51%

Q2 FY22 vs. Previous Quarters

Saleable production for Q2 FY22 was 2,93,000 tonnes, higher by 13% as compared to Q2 FY21, mainly due to COVID-19 restrictions in Q2 FY21. Saleable production was higher by 1% Q-o-Q primarily due to improvement of furnaces post shutdown in Q2 FY22.

H1 FY22 vs. H1 FY21

Saleable production for H1 FY22 was 5,82,000 tonnes, 10% higher compared to H1 FY21. Capital shutdown was taken in the month of August’21 improving the productivity of blast furnaces in September’21.

FACOR

Particulars (In ‘000 tonnes, or as stated)	Q2			Q1		H1
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Ore Production	24	11	119%	123	(81)%	147	49	202%
Ferro Chrome Production	19	18	10%	18	5%	38	32	17%

Note: The Company has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. The numbers presented for previous periods are for comparison only.

Q2 FY22 vs. Previous Quarters

Ore production volume in Q2 FY22 is 119% higher as compared to Q2 FY21 due to continuous operations of both mines during monsoon. It is 81% lower as compared to Q1 FY22, impacted due to monsoon.

The company has achieved 10% higher Ferro Chrome production of 19,000 tonnes in Q2 FY22 as against 18,000 tonnes in Q2 FY21 due to improved productivity of Charge Chrome Plant. Q2 FY22 production is 5% higher than Q1 FY22 due to annual shut down of the plant in the month of April for 7 days.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

H1 FY22 vs. H1 FY21

Ore production volume in H1 FY22 is 2 times higher as compared to H1 FY21 due to continuous operations of both mines and improved productivity from mines.

The company has achieved 17% higher Ferro Chrome production of 38,000 tonnes in H1 FY22 as against 32,000 tonnes in H1 FY21, quantities have improved due to operational efficiency and improved productivity of Charge Chrome Plant.

Copper — India

Particulars (In ‘000 tonnes, or as stated)	Q2			Q1		H1
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Copper Cathodes	30	25	22%	28	7%	58	41	41%

Q2 FY22 vs. Previous Quarters

Our Silvassa refinery and wire rod plant continue to operate. This enables us to cater to the domestic market. Production from the Silvassa refinery for Q2 FY 22 was 30,000 tonnes, up by 22% as compared to Q2 FY21 mainly on account of the nationwide COVID-19 restrictions prevailing inQ2 FY21. The production was up by 7% sequentially mainly due to resumption of domestic copper demand in the market post easing of COVID-19 restrictions.

Smelting operations at Tuticorin have been halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB) through an order dated 9th April 2018 rejected the Consent to Operate (CTO) of the Tuticorin Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, The Government of Tamil Nadu has issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. The matter is currently under sub judice before the Supreme Court.

H1 FY22 vs. H1 FY21

The production stood at 58,000 tonnes in H1 FY22, up by 41% y-o-y largely due to resumption of domestic copper demand after easing of COVID-19 restrictions.

Power

Particulars (In million units)	Q2			Q1		H1
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
Total Power Sales	2,905	4,004	(27)%	2,716	7%	5,621	5,849	(4)%
Jharsuguda 600 MW	760	807	(6)%	545	39%	1,305	1,493	(13)%
TSPL	1,791	2,666	(33)%	1,628	10%	3,419	3,310	3%
BALCO 300 MW	199	418	(52)%	409	(51)%	608	821	(26)%
HZL Wind Power	155	113	37%	134	22%	289	225	28%
TSPL Availability	60%	81%	—	59%	—	59%	89%	—

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

Q2 FY22 vs. Previous Quarters

During Q2 FY22, power sales were 2,905 million units lower by 27% as compared to Q2 FY21 and 7% higher as compared to Q1 FY22. Power sales at TSPL were 1791 million units with 60% plant availability factor in Q2 FY22. The availability is marginally higher in Q2 FY22 as compared to Q1 FY22 and lower in comparison to Q2 FY21 due to technical issues encountered in unit-1 and unit -3. Unit-3 came back in operations in July end and unit-1 was taken into overhauling and came back into operations in Sept’21. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 600 MW Jharsuguda IPP operated at plant load factor (PLF) of 64% in Q2 FY22 (PLF of 65% in Q2 FY21 and 45% in Q1 FY22).

The 300 MW BALCO IPP operated at a PLF of 50% in Q2 FY22 (PLF of 69% in Q2 FY21 and 68% in Q1 FY22).

H1 FY22 vs. H1 FY21

Power sales at TSPL were 3419 MU’s which were 3.5% more than H1 of FY21. Availability was on lower side at 59% in H1 FY22 as against 89% in H1 FY21. This was primarily due to couple of technical issues encountered in unit-1 and unit-3. Post which Unit-3 came back in operations in July end and unit-1 was taken into overhauling and came back into operations in September.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

Production Summary (Unaudited)

						(In ‘000 tonnes, except as stated)
Particulars (In ‘000 tonnes, or as stated)	Q2			Q1		H1
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
ALUMINIUM
Alumina- Lanjigarh	511	462	11%	482	6%	993	938	6%
Total Aluminium Production	570	473	21%	549	4%	1118	941	19%
Jharsuguda-I	138	131	6%	137	1%	275	263	5%
Jharsuguda-II	285	200	42%	267	7%	553	399	38%
BALCO-I	67	66	1%	66	1%	133	131	1%
BALCO-II	79	75	6%	78	1%	158	148	7%
ZINC INDIA
Mined Metal Content	248	238	4%	221	12%	470	440	7%
Integrated Metal	209	237	(12)%	236	(12)%	445	439	2%
Refined Zinc Integrated	162	180	(10)%	188	(14)%	350	338	4%
Refined Lead Integrated[1]	47	57	(18)%	48	(4)%	95	101	(6)%
Silver Integrated (in mn ounces)[2]	5	7	(25)%	5.2	(5)%	10	10	(2)%
ZINC INTERNATIONAL	55	51	8%	61	(11)%	116	89	31%
Zinc refined -Skorpion	—	—	—	—	—	—	0.7	—
Mined Metal Content -BMM	16	16	3%	15	9%	31	28	12%
Mined Metal Content-Gamsberg	39	35	10%	46	(17)%	85	60	41%
OIL & GAS
Average Daily Gross Operated Production (boepd)	165,327	165,045	—	164,899	—	165,114	161,929	2%
Rajasthan	141,766	132,296	7%	139,798	1%	140,787	130,128	8%
Ravva	14,282	21,610	(34)%	14,662	(3)%	14,471	21,822	(34)%
Cambay	9,279	11,139	(17)%	10,440	(11)%	9,856	9,978	(1)%
Average Daily Working Interest Production (boepd)	106,707	102,216	4%	105,863	1%	106,288	100,382	6%
Rajasthan	99,236	92,607	7%	97,858	1%	98,551	91,090	8%
Ravva	3,213	4,862	(34)%	3,299	(3)%	3,256	4,910	(34)%
Cambay	3,712	4,456	(17)%	4,176	(11)%	3,942	3,991	(1)%
KG-ONN	546	291	88%	530	3%	538	391	38%
Total Oil & Gas (million boe)
Oil & Gas - Gross	15.20	15.20	—	15.00	1%	30.2	29.6	2%
Oil & Gas - Working Interest	9.80	9.40	4%	9.60	2%	19.5	18.4	6%

(1)	Excluding captive consumption of 1,977 tonnes in Q2 FY22 vs. 1,786 tonnes in Q2 FY21 and 1,611 tonnes in Q1 FY22.
(2)	Excluding silver captive consumption of 362,000 ounces in Q2 FY22 vs. 327,000 ounces in Q2 FY21 and 287,000 ounces in Q1 FY22.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

Particulars (In ‘000 tonnes, or as stated)	Q2			Q1		H1
	FY 22	FY 21	% Change	FY 22	% Change	FY22	FY21	% Change
IRON ORE (In million dmt)
Sales
Goa	0.1	0.2	(43)%	0.4	(77)%	0.5	0.7	(36)%
Karnataka	1.2	1.3	(9)%	1.3	(3)%	2.5	1.8	40%
Production of Saleable Ore
Goa	—	—	—	—	—	—	—	—
Karnataka	1.3	1.5	(11)%	1.4	(10)%	2.8	2.4	14%
Production (‘000 tonnes)
Pig Iron	208	186	12%	202	3%	410	295	39%
Steel- Finished Production
Pig Iron	38	74	(48)%	52	(27)%	90	110	(19)%
Billet	59	6	936%	24	146%	84	135	(38)%
TMT Bar	66	66	—	89	(26)%	155	95	62%
Wire Rod	90	81	11%	92	(2)%	183	140	31%
Ductile Iron Pipes	40	34	17%	31	29%	72	47	51%
FACOR
Ore Production	24	11	119%	123	(81)%	147	49	202%
Ferro Chrome Production	19	18	10%	18	5%	38	32	17%
COPPER - INDIA
Copper Cathodes	30	25	22%	28	7%	58	41	41%
POWER (In million units)
Total Power Sales	2,905	4,004	(27)%	2,716	7%	5,621	5,849	(4)%
Jharsuguda 600 MW	760	807	(6)%	545	39%	1,305	1,493	(13)%
TSPL	1,791	2,666	(33)%	1628	10%	3,419	3,310	3%
BALCO 300 MW	199	418	(52)%	409	(51)%	608	821	(26)%
HZL Wind Power	155	113	37%	134	22%	289	225	28%
TSPL Availability	60%	81%	—	59%	—	59%	89%	—

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 10

Vedanta Transforming Elements Production Release for the Second Quarter and Half Year ended 30th September 2021

For further information, please contact:

Investor Relations Varun Kapoor Director – Investor Relations Raksha Jain Manager – Investor Relations	vedantaltd.ir@vedanta.co.in

Communications Ms. Roma Balwani Director - Communications and Brand	roma.balwani@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations	abhinaba.das@vedanta.co.in

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programmes with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 10 of 10